Sonoco Products Company
                             One North Second Street
                               Post Office Box 160
                      Hartsville, South Carolina 29551-0160


                                  May 12, 2008

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Healthcare Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561


Re:      Sonoco Products Company
         Form 10-K for Fiscal Year Ended December 31, 2007
         Filed February 28, 2008
         File No.  000-00516

Dear Ms. Jenkins:

         This letter is in response to your April 18, 2008 comment letter addressed to Harris E. DeLoach, Jr., President and Chief Executive Officer, Sonoco Products Company regarding the filing referenced above.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 3. Restructuring and Asset Impairment, page F-7

COMMENT:

1. We note that you recognized restructuring charges related to the 2006 plan of $16.8 million during the year ended December 31, 2007. We also note that you expect to recognize future additional costs of $2.8 million for the 2006 restructuring plan. Tell us how you determined the period in which the liability will be recognized using the guidance of SFAS 146 paragraph 3.

RESPONSE:

         The 2006 Plan called for the closure of 12 plant locations and the reduction of approximately 540 positions worldwide. These measures began in October 2006. Total costs incurred under the 2006 Plan from its inception through the end of 2007 were $34.3 million, of which $17.5 million was recognized in 2006 and $16.8 million in 2007. The measures were substantially complete by the end of 2007; however, we

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Ms. Tia Jenkins
May 12, 2008
Page 2

         estimated that there were approximately $2.8 million of future costs remaining to be recognized as of December 31, 2007. The remaining costs, which were described in our Form 10-K as consisting "primarily of severance and termination benefits," included approximately $1.7 million for severance and termination benefits and $1.1 million for other exit costs.

         The timing of the recognition of exit and disposal related costs associated with the 2006 Plan was based upon the recognition and measurement provisions found in paragraphs 3 through 17 of SFAS 146 - "Accounting for Costs Associated with Exit or Disposal Activities." Paragraph 3 of SFAS 146 states that "a liability for a cost associated with an exit or disposal activity shall be recognized and measured at its fair value in the period in which the liability is incurred." Although Sonoco's commitment to the 2006 Plan began in October 2006, the criteria for recognizing the liability for all of the expected costs had not been met by the end of 2006. Paragraph 4 of SFAS 146 states that "An exit or disposal plan, by itself, does not create a present obligation to others for costs expected to be incurred under the plan; thus, an entity's commitment to an exit or disposal plan, by itself, is not the requisite past transaction or event for recognition of a liability." In addition, paragraph 12 of SFAS 146, which addresses the issue of one-time termination benefits, states that "If employees are not required to render service until they are terminated in order to receive benefits...a liability for the termination benefits shall be recognized and measured at its fair value at the communication date." These concepts were applied in our determination of the liabilities to be recognized in 2006, 2007, and beyond.

         The 2006 Plan anticipated that the plant closures and workforce reductions would begin in 2006 and would be largely completed by the end of 2007. By December 31, 2006, communication to the affected employees had occurred at only some of the plants. Accordingly, of the $17.5 million of total charges recognized in 2006, $10.0 million was for severance and other termination benefits for those employees to whom communication had taken place and for whom a future service requirement was not required in order to receive the termination benefits (or were not to be retained to render service beyond the minimum retention period). Other exit costs of $2.3 million were recognized for those items where there was a "present obligation" meeting the definition of a liability under paragraph 35 of FASB Concepts Statement no. 6, "Elements of Financial Statements." In addition, non-cash asset impairment charges totaling $5.2 million were recognized in the fourth quarter of 2006. These charges were based on applying the provisions of paragraph 34 of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to the long-lived assets (principally machinery and equipment, and buildings) affected by the planned plant closures.

         During 2007, communication took place to all but a few of the remaining employees to be affected by the 2006 Plan. Accordingly, additional charges for severance and termination benefits totaling $9.9 million were recognized in 2007. Additional charges for other exit costs totaling $5.9 million were also recognized in 2007 upon the liabilities becoming present obligations of the Company. Additional asset impairments resulted in net charges of $1.0 million during 2007. These net charges included the write off of $1.9 million of goodwill associated with the sale of a rigid packaging business in Germany

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Ms. Tia Jenkins
May 12, 2008
Page 3

         following the guidance found in paragraph 39 of SFAS 142, "Goodwill and Other Intangible Assets." When the 2006 Plan was initiated, it was anticipated that this rigid packaging facility would be closed, with the business and production lines transferred to other Sonoco locations in France and the United Kingdom. In 2007, the decision was made instead to sell the business; accordingly, the goodwill associated with the business was written off. Favorable adjustments totaling $0.9 million were recorded in 2007 related to assets at our paper mill in Marquette, France for which impairment charges had been recognized in 2006. These favorable adjustments stemmed from realizing greater-than-expected proceeds on the sale of assets at this location. Our treatment followed paragraph 37 of SFAS 144, which states "a gain or loss not previously recognized that results from the sale of a long-lived asset shall be recognized at the date of sale."

         As noted above, we estimated that at December 31, 2007, an additional $2.8 million of future charges would be incurred under the 2006 Plan. Approximately $1.7 million of this amount is related to severance and termination benefits for the planned reduction of several European administrative positions. As of December 31, 2007, communication had not been made to these employees; accordingly, the key criterion for recognizing the liability under SFAS 146 had not been met. Recognition of the liability is expected to occur before the end of 2008 upon completion of process improvement initiatives currently underway connected to the restructuring plan. The remaining $1.1 million consisted of other exit costs. These costs relate to plants that have already ceased operations, but are expected to incur additional non-operational costs before the closures are completed. A liability for these expected costs was not recognized as of December 31, 2007, as the expected costs did not represent a "present obligation" meeting the definition of a liability under paragraph 35 of FASB Concepts Statement No. 6. However, it is expected that the substantial majority of these expected costs will be recognized during 2008.

The Company acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the foregoing addresses your question concerning the Company's Form 10-K filing for the year ended December 31, 2007. Please let me know if you require any further information.

                                                 Sincerely,


                                                 /s/Charles J. Hupfer
                                                 -------------------------------
                                                 Charles J. Hupfer
                                                 Senior Vice President and
                                                 Chief Financial Officer